UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April, 2022

Commission File Number 1-10928
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INTERTAPE POLYMER GROUP INC.
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9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date: April 26, 2022	By:	/s/ Jeffrey Crystal
Jeffrey Crystal, Chief Financial Officer

NEWS RELEASE
FOR IMMEDIATE DISTRIBUTION

Leading Independent Proxy Advisory Firms ISS and Glass Lewis Recommend Intertape
Polymer Group Inc. Shareholders Vote FOR the Plan of Arrangement to be Acquired by an
Affiliate of Clearlake Capital Group, L.P.

•ISS and Glass Lewis recommend shareholders of Intertape Polymer Group Inc. vote in favour of the resolution approving a plan of arrangement to be acquired by an affiliate of Clearlake Capital Group, L.P. at the upcoming May 11, 2022 shareholder meeting
•ISS determined that the transaction is the result of a robust sale process involving the solicitation of interest from a wide variety of potential counterparties, and that the terms of the transaction also appear reasonable
•Glass Lewis believes the strategic review process appears to have been conducted fairly, in a manner which can be reasonably accepted to have resulted in the best available offer for the Company
•Shareholders are encouraged to vote well in advance of the proxy voting deadline of 12:00 p.m. (EDT) on May 9, 2022.
•Questions? Need help voting? Contact Kingsdale Advisors at 1-855-682-9437

MONTREAL, QUÉBEC and SARASOTA, FL – April 26, 2022 – Intertape Polymer Group Inc. (TSX:ITP) (“IPG”, or the “Company”) is pleased to announce that leading independent proxy advisors, Institutional Shareholder Services Inc. (“ISS”) and Glass, Lewis & Co., LLC (“Glass Lewis”), have both recommended that Company shareholders vote FOR the resolution approving the acquisition of the Company by an affiliate of Clearlake Capital Group, L.P. (the “Purchaser”) by way of a plan of arrangement in accordance with Section 192 of the Canada Business Corporations Act (the “Arrangement”) at the Company’s Annual and Special meeting to be held on May 11, 2022.

Under the terms of the Arrangement, the Purchaser will acquire the outstanding shares of IPG for CDN$40.50 per share in an all-cash transaction valued at approximately US$2.6 billion, including net debt. This represents a premium of approximately 82% to the closing price of IPG shares on the Toronto Stock Exchange on March 7, 2022, being the last trading day prior to announcement of the Arrangement, and approximately 66% to the volume weighted average trading price of IPG shares on the Toronto Stock Exchange for the 30 trading days preceding March 7, 2022. Upon completion of the transaction, all of the shares of IPG will be held by the Purchaser, and the Purchaser intends to cause the Company to have such shares delisted from the Toronto Stock Exchange.

ISS and Glass Lewis are leading independent corporate governance analysis and proxy advisory firms that provide proxy voting recommendations to institutional shareholders. The independent recommendations of each of ISS and Glass Lewis are intended to assist their shareholder subscribers in making choices regarding proxy voting decisions. ISS and Glass Lewis made their respective independent recommendation after carefully reviewing the facts regarding the Arrangement and benefits to Company shareholders.

Welcoming the favourable recommendations of the Arrangement, Greg Yull, President and Chief Executive Officer of IPG commented: “We are pleased that ISS and Glass Lewis have both endorsed this deal and encourage all Company shareholders to vote FOR all resolutions including the plan of arrangement with the Purchaser in advance of the voting cut off on May 9, 2022.”

The Company’s Annual and Special Meeting of Shareholders is to be held Wednesday, May 11, 2022, at 9:00 a.m. (EDT) as a hybrid meeting with a physical location at the Fairmont Royal York, 100 Front St West, Toronto, Ontario, Canada and the ability to participate virtually via live audio webcast at https://web.lumiagm.com/488452910.

The Company’s management information circular (the “Circular”) outlines the background to the Arrangement and reasons for its recommendation and provides further details about the Arrangement, including details on how Company shareholders can vote their shares.

For a more detailed description of the Arrangement, readers should review the Circular and related materials, available on IPG’s website at www.itape.com as well as under IPG’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

THE DEADLINE TO VOTE YOUR SHARES IS 12:00 P.M. (EDT) ON MAY 9, 2022.

Shareholder Questions and Assistance

Shareholders who have questions regarding the Arrangement or require assistance with voting should contact the Company’s strategic shareholder advisor and proxy solicitation agent, Kingsdale Advisors, by telephone at 1-855-682-9437 (toll-free in North America) or at 416-867-2272 (for collect calls outside of North America) or by e-mail at contactus@kingsdaleadvisors.com.

About Intertape Polymer Group Inc.

Intertape Polymer Group Inc. is a recognized leader in the development, manufacture and sale of a variety of paper and film based pressure-sensitive and water-activated tapes, stretch and shrink films, protective packaging, woven and non-woven products and packaging machinery for industrial and retail use. Headquartered in Montreal, Québec and Sarasota, Florida, IPG employs approximately 4,100 employees with operations in 34 locations, including 22 manufacturing facilities in North America, five in Asia and two in Europe. For information about the Company, visit www.itape.com.

About Clearlake Capital Group, L.P.

Founded in 2006, Clearlake Capital Group, L.P. is an investment firm, operating integrated businesses across private equity, credit, and other related strategies. With a sector-focused approach, the firm seeks to partner with management teams by providing patient, long-term capital to dynamic businesses that can benefit from Clearlake Capital Group, L.P.’s operational improvement approach, O.P.S.® The firm’s core target sectors are industrials, consumer, and technology. Clearlake Capital Group, L.P. currently has over $72 billion of assets under management, and its senior investment principals have led or co-led over 300 investments. The firm has offices in Santa Monica and Dallas. More information is available at www.clearlake.com and on Twitter @Clearlakecap.

Forward-Looking Information

This press release contains “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (collectively, “forward-looking statements”), which are made in reliance upon the protections provided by such legislation for forward-looking statements. All statements other than statements of historical facts included in this press release may constitute forward-looking statements. These forward-looking statements are based on current beliefs, assumptions, expectations, estimates, forecasts and projections made by the Company’s management. Words such as “may,” “will,” “should,” “expect,” “continue,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe” or “seek” or the negatives of these terms or variations of them or similar terminology are intended to identify such forward-looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: the expected satisfaction of closing conditions to the acquisition of the Company by the Purchaser, business conditions and growth or declines in the Company’s industry, the Company’s customers’ industries and the general economy, including as a result of the impact of COVID-19; the anticipated benefits from the Company’s greenfield developments, and other restructuring efforts; the anticipated benefits from the Company’s manufacturing facility capacity expansions; the impact of fluctuations in raw material prices and freight costs including the availability and pricing due to supply chain disruptions; selling prices including maintaining dollar spread due to higher raw material and freight costs; the impacts of new accounting standards, including the impact of new accounting guidance for leases; the anticipated benefits from the Company’s acquisitions and partnerships; the anticipated benefits from the Company’s capital expenditures; the quality and market reception of the Company’s products; the Company’s anticipated business strategies; risks and costs inherent in litigation; legal and regulatory developments, including as related to COVID-19; the Company’s ability to maintain and improve quality and customer service; anticipated trends in the Company’s business; the expected strategic and financial benefits from the Company’s ongoing capital investment and mergers and acquisitions programs; anticipated cash flows from the Company’s operations; availability of funds under the Company’s 2021 Credit Facility; the Company’s flexibility to allocate capital as a result of the Senior Unsecured Notes offering; and the Company’s ability to continue to control costs. The Company can give no assurance that these estimates and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Readers are cautioned not to place undue reliance on any forward-looking statement. For additional information regarding important factors that could cause actual results to differ materially from those expressed in these forward-looking statements and other risks and uncertainties, and the assumptions underlying the forward-looking statements, you are encouraged to read “Item 3 Key Information - Risk Factors”, “Item 5 Operating and Financial Review and Prospects (Management’s Discussion & Analysis)” and statements located elsewhere in the Company’s annual report on Form 20-F for the year ended December 31, 2021 and the other statements and factors contained in the Company’s filings with the Canadian securities regulators and the US Securities and Exchange Commission. Each of these forward-looking statements speaks only as of the date of this press release. The Company will not update these statements unless applicable securities laws require it to do so.

FOR FURTHER INFORMATION PLEASE CONTACT:
Ross Marshall
Investor Relations
(T) (416) 526-1563
(E) ross.marshall@loderockadvisors.com